Exhibit 12

UNITED STATES CELLULAR CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended
	September 30,
	2017	2016
(Dollars in millions)
EARNINGS:
Income (loss) before income taxes[1]	$(278)	$93
Add (deduct):
Equity in earnings of unconsolidated entities	(101)	(110)
Distributions from unconsolidated entities	85	55
Amortization of capitalized interest	5	5
	$(289)	$43
Add fixed charges:
Consolidated interest expense[2]	85	84
Interest portion (1/3) of consolidated rent expense	41	40
	$(163)	$167

FIXED CHARGES:
Consolidated interest expense[2]	$85	$84
Capitalized interest	–	1
Interest portion (1/3) of consolidated rent expense	41	40
	$126	$125

RATIO OF EARNINGS TO FIXED CHARGES	*	1.34

[1]	Includes Loss on impairment of goodwill of $370 million in 2017. Amount also includes $19 million and $16 million of Gain on license sales and exchanges, net in 2017 and 2016, respectively.

[2]	Interest expense on income tax contingencies is not included in fixed charges.

*	Earnings in 2017 were inadequate to cover Fixed charges by $289 million.